UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 14, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

CW1419574.1

Great Panther Resources Limited Suite 350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

September 14, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER OUTLINES EXPANSIVE GEOPHYSICAL ANOMALIES AND UPDATES PHASE 1 DRILLING PROGRAM ON MAPIMI SILVER-LEAD-ZINC PROPERTY

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) is pleased to announce that Phase I of the Company’s integrated exploration program on the Mapimi Project (formerly Km 66) in northeastern Durango State, Mexico has outlined kilometre-scale geophysical targets in addition to the growing silver-lead-zinc resource being delineated by diamond drilling.

Twenty nine core holes, representing 6,298 metres, were completed in the Phase I program on the Mapimi Project with Phase II drilling anticipated to commence in mid-October. Drilling has so far focused primarily on the La Gloria zone and results of the first 19 holes were released on April 16 and May 9, 2007. A parallel zone, called Las Palmitas, lies roughly 100 metres to the west and contains a small resource while the third batch of ten core holes (SK07-020 to SK07-029 totaling 2,449 metres) discovered a similar parallel zone 100 metres to the east. The latter, named La Gloria East, was located using the Aero Quest airborne magnetic survey data and to date contains somewhat erratic mineralization, but is still open to the north.

Highlights of the third batch of drill holes in the Phase I drilling program include 166 g/t silver equivalent (Ag Eq) over 19.46 metres in hole SK07-020; 107 g/t Ag Eq over 36.60 metres and 256 g/t Ag Eq over 55.60 metres in hole SK07-028; and 110 g/t Ag Eq over 47.52 metres and 147 g/t Ag Eq over 13.00 metres in hole SK07-029, all in La Gloria, while La Gloria East returned slightly lower grades over narrower intervals. The last ten holes of the program continued to intersect multiple mineralized intervals within La Gloria and several of the holes were drilled on the fringes of the mineralization, in order to determine its limits. Additional details of the intersections, including individual assays for silver, gold, lead and zinc are presented in the table of results below and an updated map of the various mineralized zones can be found on the Company’s website at www.greatpanther.com.

Results from the entire 29-hole Phase I drill program are now being used to update and expand the existing NI 43-101 Inferred Mineral Resource (Great Panther news release September 11, 2006), of 22.3 million ounces of silver equivalent, contained in 4,969,800 tonnes at a grade of 59 g/t Ag, 0.13 g/t Au, 0.81% Pb and 1.31% Zn (139 g/t Ag Eq). This resource was calculated by Wardrop Engineering from previous data on the La Gloria and Las Palmitas Zones only, so it is anticipated that the additional holes into these zones plus the discovery of La Gloria East will result in a significant increase in the size of the resource.

The 550 line kilometre airborne survey completed over the property earlier in 2007 outlined a number of features interpreted to reflect large zones of hydrothermal breccia. One of these features contains the zones of known silver-lead-zinc mineralization, which is hosted in brecciated sediments adjacent to rhyolite dykes. In the La Gloria East Zone, the rhyolite itself is mineralized. Recognizing the extensive nature of these magnetic features (most more than 1,000 metres in diameter), Great Panther contracted Peter Walcott and Associates Ltd. of Vancouver to conduct an induced polarization (IP) geophysical survey focused over the known mineralized zones and the priority airborne magnetic features. In addition, the size of the property was enlarged by staking from the previous 3,508 hectares to approximately 15,000 hectares (the exact area will be determined upon receipt of the formal concession titles) as these are district-scale features.

A total of 103 line kilometres of ground IP has now been completed over four kilometre-scale targets identified from the airborne magnetics. The La Gloria zones (including Las Palmitas and La Gloria East) show up as distinct IP anomalies; a magnetic high, dubbed the Bulls-Eye Zone, is overprinted by a much larger, 2000 metre long by up to 800 metre wide, chargeability high; and a northern magnetic feature is associated with a fairly linear 1000 metre long IP anomaly. The

CW1419574.1

fourth airborne magnetic feature, west of the La Gloria zone did not return any significant IP results. Preliminary ground follow-up of these anomalous zones has revealed Au, Ag and Pb mineralization in outcrop over the Bulls-Eye Zone while visible Cu and Pb mineralization have been sampled over the North Anomaly (assays pending). It is interesting to note that the mineralization at La Gloria sits at the southern tip of the extensive Bulls-Eye Anomaly and is reflected by only modest IP readings.

Highlights of recent drilling include:

Hole No.	Zone	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Pb %	Zn %	Ag Eq (g/t)

SK07-020	La Gloria	3.02	22.48	19.46	0.11	36	0.53	1.75	166
	La Gloria East	151.95	160.04	8.09	0.04	35	0.41	0.41	68

SK07-021	La Gloria East	18.20	25.65	7.45	0.34	65	0.47	0.44	104
	and	151.80	161.60	9.80	0.07	3	0.05	0.79	60

SK07-022	La Gloria East	192.5	198.73	6.23	0.05	39	0.07	0.97	100
	and	207	209.45	2.45	0.07	32	0.06	2.45	197

SK07-023	La Gloria	96.50	101.55	5.05	0.03	15	0.18	0.55	55
	and	106.00	121.15	15.15	0.01	2	0.03	0.75	54

SK07-024	La Gloria	52.70	60.25	7.55	0.06	36	0.93	0.49	89

SK07-025	La Gloria	150.68	156.46	5.78	0.01	1	0.00	1.63	113
	and	175.00	179.94	4.94	0.27	20	0.80	0.60	88
	and	188.00	191.80	3.80	0.44	28	0.86	0.84	118

SK07-026	La Gloria East	60.35	69.61	9.26	0.05	23	0.50	0.81	88

SK07-028	La Gloria	0.00	36.60	36.60	0.21	65	0.87	0.39	107
	and	36.60	92.20	55.60	0.06	4	0.09	3.63	256
	and	135.00	148.18	13.18	0.13	14	0.50	1.13	106

SK07-029	La Gloria	3.00	50.52	47.52	0.12	98	1.11	0.02	110
	and	55.20	68.20	13.00	0.04	7	0.09	2.01	147
	La Gloria East	184.40	189.25	4.85	0.19	23	0.12	1.22	111
	and	254.50	262.54	8.04	0.10	17	0.18	0.58	62

*Silver equivalent ounces (Ag Eq Oz) were calculated using prices of US$600/oz for gold, US$12.00/oz for silver, US$0.60/lb for lead, and US$1.50/lb for zinc and recoveries of 70%, 76%, 80% and 80%, respectively.

Great Panther management is highly encouraged by the Phase I program. The close coincidence of magnetic and IP anomalies with mineralization at the La Gloria zones, and the apparent association between geophysics and surface mineralization within two other very large targets bodes well for continued exploration success. Geological mapping, accompanied by rock and soil sampling is continuing and results will be compiled and interpreted in advance of the Phase II drill program wherein these anomalies will be tested. Plan maps showing the outline of mineralized zones, airborne magnetic features, IP anomalies, and drill hole locations are posted on the Great Panther website.

The drilling program was conducted by BDW Drilling of Guadalajara, Mexico and all core samples were sent to SGS Labs in Durango for analyses. QA/QC includes the inclusion of standard and blank samples, along with duplicates into the sample stream, and the use of a second assay lab, ALS Chemex, for check assays. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the Mapimi Project under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: September 17, 2007